UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02036482

NO ACT
P.E 3-22-02
1-13259

DIVISION OF
CORPORATION FINANCE

April 3, 2002

John D. Robertson
Hartzog Conger Cason & Neville
1600 Bank of Oklahoma Plaza
201 Robert S. Kerr
Oklahoma City, Oklahoma 73102

Act 1934
Section
Rule 14A-8
Public Availability 4/3/2002

Re: U S Liquids Inc.
Incoming letter dated Mach 22, 2002

PROCESSED
MAY 22 2002
THOMSON FINANCIAL

Dear Mr. Robertson:

This is in response to your letter dated March 22, 2002 concerning the shareholder proposal submitted to U S Liquids by North Star Partners, L.P. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Andrew R. Jones, CFA
General Partner
North Star Partners, L.P.
61 Wilton Road
Westport, Connecticut 06880

CRGH

HARTZOG CONGER CASON & NEVILLE
A PROFESSIONAL CORPORATION
LAWYERS
1600 BANK OF OKLAHOMA PLAZA
201 ROBERT S. KERR
OKLAHOMA CITY, OKLAHOMA 73102

(405) 235-7000
FACSIMILE (405) 235-7329
www.hartzoglaw.com

March 22, 2002

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, DC 20549

Re: U S Liquids Inc. - Omission of Shareholder Proposal from North Star Partners, L.P.

Ladies and Gentlemen:

We are writing on behalf of our client, U S Liquids Inc. (the "Company" or "U S Liquids"), with regard to a shareholder proposal (the "Proposal") submitted by North Star Partners, L.P. ("North Star") in connection with the 2002 annual meeting of U S Liquids' shareholders. The Company believes that the Proposal may be properly excluded from its 2002 proxy statement (the "2002 Proxy Statement") pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff of the Division of Corporation Finance (the "Division") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal.

Enclosed for filing pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter, the Proposal and its supporting statement. We are forwarding a copy of this letter to North Star as notice of the Company's intention to omit the Proposal from the 2002 Proxy Statement.

BACKGROUND

Traditionally, the Company has held its annual meeting of shareholders in May. However, for various reasons, the Company's 2001 annual meeting was not held until July 10, 2001. The release date disclosed in the proxy statement for the 2001 annual meeting was June 14, 2001. Wishing to return to a May meeting date, on February 11, 2002, the Company issued a press release announcing, among other things, that the 2002 annual meeting would be held on May 14, 2002. The Company currently anticipates that the printing of the 2002 Proxy Statement will begin on or about April 5, 2002 and that the 2002 Proxy Statement will be mailed to shareholders on or about April 12, 2002.

SUMMARY OF THE PROPOSAL

The Proposal, dated March 5, 2002 and received by the Company on March 11, 2002, requests that the Board of Directors of the Company engage financial advisors to "pursue a sale of the company in an open, publicly announced fashion, in as many or as few separate pieces as necessary to achieve a complete liquidation of the assets of the company not later than December 31, 2002."

GROUNDS FOR OMISSION

The Company believes that the Proposal can be omitted from the 2002 Proxy Statement because (i) the Proposal was not submitted within a "reasonable time" as required by Rule 14a-8(e)(2), and (ii) the Proposal is contrary to Rule 14a-9 because it is false and misleading and therefore excludable under Rule 14a-8(i)(3).

A. THE PROPOSAL MAY PROPERLY BE OMITTED BECAUSE IT WAS NOT SUBMITTED WITHIN A "REASONABLE TIME" AS REQUIRED BY RULE 14A-8(E)(2).

Rule 14a-8(e)(2) requires that a shareholder proposal, to be presented at an annual meeting, must be received by the registrant not less than 120 calendar days before the date of the registrant's proxy statement released to shareholders in connection with the previous year's annual meeting. An exception to this timing requirement arises if the annual meeting date has been changed by more than 30 days from the date of the previous year's meeting, in which case a shareholder proposal must be received by the registrant within a "reasonable time" before the registrant begins to print and mail its proxy materials.

The Company's 2001 annual meeting was held on July 10, 2001, and the date of the proxy statement for such meeting was June 14, 2001. Accordingly, under the general rule of Rule 14a-8(e)(2), if the date of the 2002 annual meeting had not been changed by more than 30 days from the date of the 2001 annual meeting, the deadline for submitting proposals to be included in the 2002 Proxy Statement would have been February 14, 2002.[1] However, because the 2002 annual meeting date has been changed by more than 30 days from the 2001 annual meeting date, Rule 14a-8(e)(2)

---

[1]The Company's 2001 proxy statement erroneously stated that the deadline for submitting proposals for the 2002 annual meeting was February 8, 2002, rather than February 14, 2002. A copy of page 21 of the Company's 2001 proxy statement, setting forth this erroneous deadline and describing the procedure by which a shareholder of the Company may submit a proposal for consideration at an annual meeting outside the processes of Rule 14a-8 (i.e., without including the proposal in the Company's proxy statement), is included as part of the Proposal. This typographical error does not, however, affect the Company's belief that the Proposal was not submitted in a timely manner.

requires that proposals for inclusion in the 2002 Proxy Statement must have been submitted "a reasonable time before the company begins to print and mail its proxy materials."

Although the proxy rules do not specify what constitutes a "reasonable time" for purposes of Rule 14a-8(e)(2), the Company believes that Rule 14a-8 itself clearly implies that a "reasonable time" means at least 120 days before the anticipated printing date of the proxy materials. This time period is necessary to provide the registrant the opportunity to assess the proposal and, if necessary, to object to its submission to shareholders. It also provides an opportunity for Division review, comment and possible amendments to the proposal, as well as the opportunity for the registrant to prepare and circulate a statement in opposition to the proposal. Utilizing this or any similar standard, it is clear that the Proposal was not submitted in a timely manner.

Even if the Division disagrees with the Company's interpretation of what constitutes a "reasonable time" for purposes of Rule 14a-8(e)(2), North Star's procrastination in submitting the Proposal cannot be excused. North Star had the opportunity to submit the Proposal to the Company at any time prior to February 14, 2002. North Star chose not to. Thereafter, even though the Company publicly announced on February 11, 2002 that its 2002 annual meeting would be held on May 14, 2002, North Star waited an additional month before submitting the Proposal to the Company. Requiring the Company to process the Proposal under the provisions of Rule 14a-8 in less than 30 days is unrealistic and would result in either (i) the postponement of the 2002 annual meeting, or (ii) the submission of the Proposal to shareholders without the opportunity for the Company to submit a statement in opposition. Such a result would be unfair to the Company and other shareholders and contrary to the rights and safeguards afforded the Company by Rule 14a-8.

As part of the Proposal, North Star included a copy of page 21 of the Company's 2001 proxy statement and underlined a portion of the second sentence on page 21. Although North Star did not refer to this statement in the text of the Proposal or its supporting statement, it appears that North Star may be relying on the underlined statement to excuse its untimely submission of the Proposal. As demonstrated below, any such reliance would be completely unfounded.

In the first sentence of page 21 of its 2001 proxy statement, the Company attempted to comply with Rule 14a-5(e)(1). In accordance with Rule 14a-5(e)(2), in the second sentence of page 21, the Company disclosed the date after which notice of a shareholder proposal submitted outside the processes of Rule 14a-8 would be considered untimely, as established by the Company's advance notice bylaw provision. The Company concedes that the Proposal was submitted in accordance with the time schedule set out in the Company's advance notice bylaw provision. However, compliance with this advance notice bylaw provision merely permits the Proposal to be considered for presentation at the 2002 annual meeting. It does not substitute for compliance with the requirements of Rule 14a-8 and, therefore, the Proposal may be omitted from the 2002 Proxy Statement.

B. THE PROPOSAL IS CONTRARY TO RULE 14A-9 BECAUSE IT IS FALSE AND MISLEADING.

Rule 14a-8(i)(3) permits a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Unfounded assertions and inflammatory rhetoric representing a proponent's unsubstantiated personal opinion have been viewed by the Commission as contrary to Rule 14a-9 and, therefore, excludable from proxy statements under Rule 14a-8(i)(3). See, *e.g.*, SI Handling Systems, Inc. (May 5, 2000).

The Proposal should be excluded under Rule 14a-8(i)(3) because it contains unsubstantiated assertions, omits material information and contains false and misleading information. For example, North Star suggests that the Board's decision in 2001 to engage an investment banking firm to, among other things, solicit offers to purchase the Company was made because the Board believed that the Company's "continued existence as an independent public company does not make sense." Such a statement is factually inaccurate and inflammatory.

The Proposal is also misleading in that it suggests that a serial sale of the different operations of the Company for fair value can be completed by December 31, 2002. As disclosed in the Company's filings with the Commission, in January 2001, the Company began marketing for sale various operations of the Company. Despite the efforts of the Company and a consulting firm engaged by the Company, the Company was not able to sell a majority of these operations and in December 2001 the decision was made to cease marketing the remaining operations. In addition, due solely to the number of facilities operated by the Company, it is highly unlikely that a serial sale of all of the Company's operations for fair value could be completed by December 31, 2002. Consequently, North Star's statement appears likely to mislead shareholders as to the amount of time necessary to liquidate the Company by selling the Company in pieces.

Finally, the statement that there are "strategic and financial buyers that are interested in purchasing pieces of, but not the entire company" is unsubstantiated and misleading. Although it is true that during 2001 certain third parties expressed an interest in purchasing certain operations of the Company, only one third party actually made an offer to the Company and the Company and its financial advisor agreed that this offer was much too low. This statement is also misleading in that it suggests that, currently, there are third parties who have expressed an interest in purchasing each of the individual operations of the Company. As previously discussed, this assertion is factually inaccurate.

REQUEST TO SUBMIT LETTER PURSUANT TO RULE 14A-8(J)(1) LATER THAN 80 CALENDAR DAYS PRIOR TO THE FILING OF THE COMPANY'S 2002 PROXY STATEMENT WITH THE COMMISSION.

Rule 14a-8(j)(1) requires that if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) also states that the staff "may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline." Due to the fact that the Company received the Proposal only 64 days before the scheduled date of the 2002 annual meeting and only 25 days before the date that the Company anticipates that printing of the 2002 Proxy Statement will begin, the Company respectfully requests that the Division permit the Company to submit this letter less than 80 days before the Company files its definitive proxy statement and form of proxy.

CONCLUSION

For the foregoing reasons, the Company respectfully requests that the staff not recommend any enforcement action if the Proposal is excluded from the 2002 Proxy Statement. Furthermore, since the Company currently expects to mail the 2002 Proxy Statement to its shareholders on or about April 12, 2002, we would greatly appreciate your prompt response to this request. Should the Division disagree with the Company's position, we would appreciate an opportunity to confer with a member of the staff before the issuance of its response. If you have any questions regarding this matter or require additional information, please do not hesitate to contact the undersigned at (405) 235-7000.

Please acknowledge receipt and filing of the enclosed materials by file-stamping an enclosed copy of this letter and returning it in the self-addressed, stamped return envelope.

Very truly yours,

HARTZOG CONGER CASON & NEVILLE

John D. Robertson

John D. Robertson

JDR:css

cc: North Star Partners, L.P. (via Federal Express)
Clifford E. Neimeth (via Federal Express)
Gary Van Rooyan (via Federal Express)

021:\ATTYS\JDR\LTR\SEC-omsh-ltr.wpd

NORTH STAR
PARTNERS, L.P.

Andrew R. Jones, CFA
General Partner

March 5, 2002

U S Liquids Inc.
Mr. Earl J. Blackwell
Corporate Secretary
411 N. Sam Houston Parkway East
Suite 400
Houston, TX 77060-3545

Ladies and Gentlemen:

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), North Star Partners, L.P. ("North Star Partners") hereby submits the proposal below (the "Proposal") for inclusion in the definitive proxy statement of U S Liquids Inc. (the "Company") to be disseminated by the Company to the holders of common stock, $0.01 par value ("Common Stock"), entitled to notice of and to vote at the Company's 2002 annual meeting of stockholders (the "2002 Annual Meeting"). North Star Partners is the beneficial owner of 395,800 shares of Common Stock.

North Star Partners has continuously owned beneficially at least $2,000 in market value of the outstanding Common Stock for more than one year as of the date hereof, and such shares have been held of record for more than one year by Bear, Stearns Securities Corp., as nominee for North Star Partners. North Star Partners intends and undertakes to continue to own its shares of Common Stock at least through the date of the 2001 Annual Meeting.

In accordance with the provisions of Rule 14a-8, the Proposal and North Star Partners statement in support thereof is as follows:

(Beginning of Proxy Statement Insert)

RESOLVED, that the stockholders of U S Liquids Inc. (the Company), having been informed that recent efforts to achieve a sale of the entire company have been unsuccessful, hereby request that the Board direct the company's financial advisors to pursue a sale of the company in an open, publicly announced fashion, in as many or as few separate pieces as necessary to achieve a complete liquidation of the assets of the company not later than December 31, 2002.

61 Wilton Road, Westport, Connecticut 06880 Tel (203) 227-9898 Fax (203) 227-3838

SUPPORTING STATEMENT:

The company was organized in November 1996 to pursue a roll up strategy in the liquid waste industry and has spent over $200 million of stockholder funds acquiring over 50 different businesses. Over the last five years the Company has reported cumulative net losses of $8.6 million and it was recently announced that it will take a charge of $97.3 million to write down the value of purchased assets.

On 3/23/01 a stockholder group filed a 13D noting substantial erosion in the value of the Company's common stock and advocating a change in senior management. A member of the group was eventually added to the Board and a financial advisor was hired to pursue a sale of the company. Subsequently management indicated that there were no offers to buy the whole company, that the sale process is essentially finished and that the Company will continue as an operating enterprise.

We believe that returning to the status quo is not in the best interest of stockholders. The Board's decision to put the company up for sale suggests that they think that continued existence as an independent public company does not make sense. When asked to vote on management's proposed 2001 Stock Awards Plan, stockholders rejected the plan, apparently due to the Company's poor financial performance. There does not appear to be any tangible synergy amongst the acquired businesses and investors in the public market seem unwilling to assign a value to the Company commensurate with our estimation of the underlying asset values. Management has indicated that strategic buyers have expressed interest in certain business units, but none was interested in acquiring the Company in its entirety. Therefore we believe the next logical step to maximize value for the stockholders is to pursue the serial, complete liquidation of the Company's business units to accommodate the various strategic and financial buyers that are interested in purchasing pieces of, but not the entire, company. We believe that the serial liquidation of the Company would result in offsetting taxable gains and losses from the sale of the various businesses, thereby minimizing any net potential capital gains. ***We further believe that the serial liquidation of the Company would return funds to stockholders far in excess of the current stock price.***

FOR THE FOREGOING REASONS, WE BELIEVE THAT STOCKHOLDER INTERESTS WOULD BEST BE SERVED BY ADOPTING A PLAN OF LIQUIDATION AND NORTH STAR PARTNERS, L.P. RECOMMENDS THAT YOU VOTE "FOR" ITS STOCKHOLDER PROPOSAL.

(End of Proxy Statement Insert)

If in your good faith determination the Proposal fails to meet one of the substantive eligibility or procedural requirements prescribed by Regulation 14A under the Exchange Act, North Star Partners hereby requests the receipt of written notice to such effect within 14 days of your receipt of this letter as required under Rule 14a 8(f). All communications to North Star Partners should be addressed to North Star Partners, L.P., 61 Wilton Road, Westport, CT 06880, Attention: Andrew R. Jones, Fax No.: 203-227-3838 with a copy to North Star Partners' outside counsel, at: Greenburg Traurig, LLP, The Met Life Building, 200 Park Avenue, New York, NY 10166, Attention: Clifford E. Neimeth, Esq., Fax No.: 212-805-9383.

Sincerely,

North Star Partners, LP

By: ______________________
Andrew R. Jones, CFA
General Partner

Stockholder Proposals

To be considered for inclusion in the Company's proxy statement relating to the 2002 Annual Meeting of Stockholders, stockholder proposals must be received no later than February 8, 2002. To be considered for presentation at the 2002 Annual Meeting, although not included in the proxy statement, proposals must be received between April 11, 2002 and May 11, 2002; provided, however, that in the event that the date of the 2002 Annual Meeting is changed by more than 30 days from July 10th, proposals must be received no later than the close of business on the later of the 60th calendar day prior to such meeting or the 10th calendar day following the day on which public announcement of the date of such meeting was first made. All stockholder proposals should be marked to the attention of Corporate Secretary, U S Liquids Inc., 411 N. Sam Houston Parkway East, Suite 400, Houston, Texas 77060-3545. Further details regarding the information required to be delivered to the Company is set forth in the Company's Bylaws.

By Order of the Board of Directors

Earl J. Blackwell, Secretary

Houston, Texas
June 14, 2001

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ACCOMPANYING POSTAGE PAID ENVELOPE.

March 6, 2002

VIA FAX and FEDEX

U S Liquids Inc.
Mr. Earl J. Blackwell
Corporate Secretary
411 N. Sam Houston Parkway East
Suite 400
Houston, Texas 77060-3545

Re: Confirmation of North Star Partners L.P.'s holdings in U S Liquids Inc.

Dear Mr. Blackwell:

This is to confirm that since March 1, 2001, North Star Partners L.P. has continuously owned at least $2,000 in market value of the common stock, par value $0.01 per share, of U S Liquids Inc., in its brokerage account (#102-04450-USD-27) at Bear Stearns Securities Corp., which is the record owner of such shares of common stock.

If you have any questions relating to the foregoing, please do not hesitate to call me at (347) 643-6147.

Bear Stearns Securities Corp.

By: ____________________
Name: Michael F. Girimonte
Title: Managing Director

cc: North Star Partners, L.P.
61 Wilton Road
Westport, CT 06880
Attn: Andrew R. Jones

Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
Attn: Clifford E. Neimeth, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: U S Liquids Inc.
Incoming letter dated March 22, 2002

The proposal requests that the board direct U S Liquids' financial advisors to pursue a sale of U S Liquids in the manner described in the proposal.

We are unable to concur in your view that U S Liquids may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that U S Liquids may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We are unable to concur in your view that U S Liquids may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the sentence that begins "The Board's decision . . ." and ends ". . . does not make sense" may be deleted. Accordingly, we will not recommend enforcement action to the Commission if U S Liquids omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We note that U S Liquids did not file its statement of objections to including the proposal at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant U S Liquids' request that the 80-day requirement be waived.

Sincerely,

Jonathan Ingram
Special Counsel